EXHIBIT 99.1

November 19, 2012

Immediate Report-Tel-Aviv District Court approves the withdrawal of a claim and motion to certify the claim as a class action filed against Pelephone Communications Ltd.

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) announced today that the Tel-Aviv District Court approved the withdrawal of a claim and motion to certify the claim as a class action, which was filed against the Company’s subsidiary, Pelephone Communications Ltd. and another cellular company in March 2010.  The plaintiff sought NIS 4.2 billion (out of which NIS 2.1 billion were sought from Pelephone) contending that Pelephone acts in contravention of its license and the law in that it does not purchase insurance covering its liability for bodily damage arising from exposure to cellular radiation.  For additional information about this proceeding see the disclosure in the Company’s annual report regarding claims and motions to approve the claims as class actions and the immediate report of the Company from March 8, 2010.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.